May 15, 2017

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       CVS Health Corporation

Form 10-K for the Year Ended December 31, 2016

Response Dated April 3, 2017

File No. 1-01011

Dear Mr. Parker:

CVS Health Corporation (“CVS” or the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 24, 2017 on the above referenced filing.  For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Annual Report on Form 10-K

Exhibit 13

Notes to Consolidated Financial Statements

Note 6 Leases, page 52

1.

We have reviewed your response to comment 1 and require further information to evaluate your response.  Please provide the following information with respect to your leasing arrangements for the pharmacy and clinic space within Target stores:

•	The non-cancellable lease terms of these arrangements. If these vary by location, please tell us the range of non-cancellation lease terms and the average of this range.

In response to the Staff’s comment, we advise the Staff that CVS has a Pharmacy Master Lease Agreement (“PMLA”) and Clinic Master Lease Agreement (“CMLA”) with Target Corporation (“Target”).    CVS also has a Pharmacy Operating Agreement (“POA”) and a Clinic Operating Agreement (“COA”) with Target which set forth how CVS will operate the pharmacies and clinics within Target’s stores.  At the inception of the arrangements CVS leased 1,672 pharmacies and 79 clinics within Target stores.    Target owns over 85% of its stores and the related land.  The remaining stores are leased by Target.

Regardless of whether Target owns or leases the property, the PMLA has  a term of 25 years that automatically renews for 14 successive renewal periods of five years each and one final renewal period of four years, for a total contractual term of 99 years.    The 99-year contractual term of the PMLA does not vary by pharmacy location.  The unit of account is at the pharmacy level (i.e. each pharmacy within a Target store is a separate lease).  Consequently, the lease term for accounting purposes is also at the individual pharmacy level.  The PMLA can only be terminated if the POA is terminated.  The POA can only be terminated under the following remote circumstances:  (1) a change in control of either party, (2) bankruptcy of either party, (3) material adverse ongoing harm to the reputation of either party, (4) material breach of contract by either party, (5) CVS’s inability to continue to participate in any Federal health care program, or (6) by mutual written consent of both parties.  An individual pharmacy lease can terminate if Target closes the store where the pharmacy is located, or in the case of a store leased by Target, when the head lease expires.

The CMLA has a term of 25 years that automatically renews for 14 successive renewal periods of five years each and one final renewal period of four years, for a total contractual term of 99 years.  The 99-year contractual term of the CMLA does not vary by clinic location.  The unit of account is at the clinic level (i.e. each clinic within a Target store is a separate lease).  Consequently, the lease term for accounting purposes is also at the individual clinic level.  The CMLA can only be terminated if the COA is terminated.  The COA can only be terminated under the following remote circumstances:  (1) a change in control of either party, (2) bankruptcy of either party, (3) material adverse ongoing harm to the reputation of either party, (4) material breach of contract by either party, (5) CVS’s inability to continue to participate in any Federal health care program, or (6) by mutual written consent of both parties.  An individual clinic lease can terminate if:  Target closes the store where the clinic is located or in the case of a store leased by Target, when the head lease expires.  In addition, following an initial three year lease term for each clinic, the COA provides that either party may close an individual clinic within a store with 90 days notice.

Given the length of the 99-year contractual term of the PMLA, substantially all of the individual pharmacy leases are capital leases.  As long as Target has a store open with a pharmacy, CVS is obligated to make lease payments under the PMLA for up to 99 years.  Given the length of this time period as compared to the remaining economic lives of the buildings, if Target wants to continue to lease these pharmacies to CVS, Target will need to rebuild or make substantial improvements to these existing buildings at various times during this 99-year period.

The clinic leases are all operating leases with an initial three year noncancelable lease term,  which, following the initial term, can be canceled with 90 days notice.  The future minimum lease payments for these clinic leases are included in the Company’s future minimum operating lease schedule in Note 6 to the consolidated financial statements for the year ended December 31, 2016.  Given the relatively small number of clinics and the fact that the related lease payments are not part of the $1.7 billion of amounts due in excess of the remaining estimated economic lives of the buildings in the original question in the Staff’s letter dated March 27, 2017, the primary focus of the remainder of this response letter will be on the pharmacy leases.

•

The estimated remaining economic lives of the underlying Target store buildings in which the pharmacy and clinic space is located.  Also, please explain how you determined these estimated remaining economic lives.

The Target store buildings each have 40 year estimated useful lives, which we considered to be consistent with the estimated economic life since it represents the period during which the property is expected to be economically usable, with normal repairs and maintenance.  CVS received the useful life information from Target management, which was validated against their Form 10-K.  The 40-year period is also consistent with the useful life that CVS uses for its new stores.  CVS determined the remaining estimated economic life of each Target store at lease inception by subtracting the number of years the store had been open from 40, based on a schedule of store opening dates received from Target management.

•	The business reasons for entering into leases with non-cancellable terms in excess of the remaining economic lives of the underlying assets.

The pharmacy business is a very different business than Target’s core business, and it operates in a heavily regulated environment with a high cost of compliance.  It is our understanding that although Target believes they benefit from having pharmacies in their stores to assist with their store traffic, Target wanted to exit from the pharmacy business on a permanent basis as it was not very profitable for them.  As part of this strategy,  we believe Target wanted to ensure that the party taking over the in-store pharmacy business (i.e., CVS) was committed to maintaining that business on a long-term basis, even as stores were rebuilt, renovated or replaced.    Similarly, CVS was interested in a long-term commitment in order to expand its geographic footprint in the United States.  These complementary interests resulted in contractual terms for the overall arrangement between CVS and Target that extend beyond the economic lives of the underlying assets in place at the inception of the lease.  As described below, these contractual lease arrangements relate to both the underlying assets in place at the inception of the arrangement and replacement assets.

•	The existence of any conditions, options or obligations within the lease arrangements that will be exercisable at the end of the remaining economic lives of the Target buildings.

There are no conditions, options or obligations in the PMLA, POA, CMLA or COA that are exercisable at the end of the remaining economic lives of the Target buildings.

•

Whether Target is obligated to provide replacement assets under the agreements at the end of the remaining economic lives of the buildings.  Also, please indicate whether Target is required to make any significant structural improvements to the leased assets at any point during the contractual lease terms.

Target does not have any obligation to provide replacement assets or make any significant structural improvements to the buildings during the 99-year contractual term of the PMLA or CMLA.  Target does have normal maintenance obligations and must perform repairs and maintenance in accordance with “good and accepted business practices”, and this has been factored into the estimated economic life noted above.

Target may close their stores with three months written notice at which point the individual pharmacy or clinic lease for that store would terminate.

•

Whether there is an ability to terminate the lease upon the end of the economic life of the Target buildings either with or without penalty.  Also,  if there is a penalty, please explain how this amount is determined.

The PLMA can only be terminated if the POA is terminated, and the POA can only be terminated under the remote circumstances described above.    An individual pharmacy lease cannot be terminated by CVS, but Target can terminate an individual pharmacy lease at a store if Target closes the store.

•	Any other pertinent lease terms or provisions which you believe are relevant to your analysis and conclusions.

Per the terms of the POA, Target may close up to 50 stores during the first three years of the POA without penalty.  Target has to pay a penalty of $600,000 for every store it closes beyond 50 stores during this three year period.  After three years, Target is not subject to penalties if it closes stores.  In the event Target closes a store, the lease for the individual pharmacy would terminate and lease payments would cease.

Also, please tell us the authoritative guidance you are using to conclude that the lease term is the remaining economic life of the asset and not the fixed noncancelable lease term as defined in ASC 840-30-20.

To determine the lease term of the individual pharmacy leases, the Company looked to the “lease term” definition in Accounting Standards Codification (“ASC”) 840-30-20 and assessed for each property the period for which it is obligated to lease that space.  We determined that such period cannot extend beyond the period during which the property is economically usable for the purpose for which it was intended.  Therefore, in substantially all of the pharmacy leases (whether Target owns or leases the store),  we determined that the lease term for accounting purposes would be capped at the remaining economic life of the building, rather than the 99-year contractual term.

In addition, explain in further detail why you believe it is appropriate to account for the $1.7 billion of lease payments due in periods beyond the economic lives of the leased assets as lease modifications or extensions pursuant to the guidance in ASC 840-30-35-15 through 35-20.  Since it is unclear what changes in lease terms will occur at that time, please explain the basis for your conclusions.

Given the 99-year contractual term of the PMLA, approximately $1.7 billion of the future lease payments under the PMLA essentially relate to future leases of substantially different assets than the assets that are subject to lease at the inception of the arrangement.    During this 99-year period, unless a Target store is closed, the existing Target buildings at the inception of the PMLA will need to be replaced (e.g., either rebuilt or substantially renovated) in order for the buildings to continue to exist as safe, appropriate shopping venues.  Therefore, payments beyond the remaining economic life of the buildings will be for substantially different assets.  Leases of these substantially different assets would be accounted for as separate, new leases beginning at the commencement of the individual new leases.

In instances where Target makes improvements (i.e., beyond normal repairs and maintenance) to an existing building prior to the end of the building’s estimated economic life (i.e., during the lease term for accounting purposes established at the inception of the arrangement) that extend the estimated period during which the building is expected to be economically usable (i.e., extends the economic life of the building rather than substantially replace the building), the maximum period for which the Company could be obligated to lease that existing building would also be extended.  If such an instance were to occur related to a building for which the Company had accounted for its lease of a portion of the building as a capital lease, the Company intends to consider the guidance in ASC 840-30-35-15 to 35-20 by analogy.  Although there would not have been a revision to the contractual terms of the arrangements between the parties, the Company considers the guidance in ASC 840-30-35-15 to 35-20 to be a reasonable and appropriate basis to assess the treatment of the extension of the lease term for accounting purposes under such a scenario.  The Company notes that this guidance provides an objective, rational framework to assess both lease classification and subsequent measurement.  Further, the Company notes that the scenario described above closely aligns with the transactions for which the guidance in ASC 840-30-35-15 to 35-20 directly addresses (e.g., the extension of a capital lease beyond the original lease term for accounting purposes).

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton

Executive Vice President and Chief Financial Officer

cc:        Thomas M. Moriarty, Executive Vice President, General Counsel

Eva C. Boratto, Executive Vice President, Controller and Chief Accounting Officer

Colleen M. McIntosh, Senior Vice President, Corporate Secretary

Michael J. Fischer, Ernst & Young LLP

Stephen T. Giove, Shearman & Sterling LLP